EXHIBIT 10.32
October 1, 2018

Mr. Rainer Jueckstock
[Address]

Dear Rainer:

The purpose of this letter is to document the terms of Tenneco Inc.’s (“Tenneco”) offer of employment effective as of the closing of Tenneco’s acquisition of Federal-Mogul (the “Closing”).

The key terms of Tenneco’s offer of employment are described below.

1.
Position: Your employment with Tenneco (and its affiliates) will commence effective as of the Closing as Tenneco’s Executive Vice President and President Powertrain and, following the successful completion of Tenneco’s previously announced intention to separate into two independent publicly traded companies (the “Spinoff”), you will continue in those positions with the future “Powertrain Technology” company (Tenneco Clean Air and Federal-Mogul Powertrain). You will report to Roger Wood, who, immediately following the Closing, will be the Co-Chief Executive Officer of Tenneco and, immediately following the Spinoff, will be the Chairman and Chief Executive Officer of the future Powertrain Technology company. Your reporting relationships will be to a position, not an individual.

2.
Base Salary: Your initial base salary will be $950,000 per year ($79,166.67 per month) less appropriate taxes and withholding, paid in accordance with Tenneco’s normal payroll practices. Beginning in 2020 and each year thereafter, your base salary will be reviewed and, in turn, may be adjusted, subject to approval by the Compensation Committee of Tenneco’s Board of Directors (the “Compensation Committee”).

3.
Annual Incentive Compensation: Your target bonus opportunity for the 2018 calendar year will remain at 120% of your annual base salary (or $1,140,000). The 2018 bonus will be determined and payable on the same terms and conditions as would have applied under the Federal-Mogul bonus plan as in effect prior to the Closing, including satisfaction of any applicable performance criteria. Beginning January 1, 2019, you will be eligible to participate in Tenneco’s executive annual incentive plan in a manner consistent with other Tenneco executives. The terms of the annual incentive plan are set forth in the Tenneco Inc. Annual Incentive Plan (“AIP” - copy attached). Your initial target bonus opportunity for the 2019 calendar year performance period under the AIP will be 90% of your annual base salary ($855,000 based on the offered salary) although the actual value will be determined by the Compensation Committee. The payment of an annual incentive to you under the AIP is subject to achievement of pre-defined performance goals for the company, the approval by the Compensation Committee, as well as the terms of the AIP (or successor plan).

4.	Long-Term Incentive Compensation: Your long-term incentive compensation (“LTI”) will be subject to the following:

a.	Your outstanding LTI granted by Federal-Mogul for the period 2016-2018 will remain in effect through December 31, 2018 in accordance with its terms.

b.
Your outstanding LTI granted by Federal-Mogul for the periods 2017-2019 and 2018-2020 will be adjusted in accordance with the applicable plans to reflect Tenneco’s acquisition of Federal-Mogul and the Spinoff.

c.
Beginning in 2019, you will be eligible to participate in Tenneco’s LTI plan in a manner consistent with other similarly-situated Tenneco executives. The terms of the LTI plan are set forth in the Tenneco Long-Term Incentive Plan, as amended, a copy of which is attached. Each year the Compensation Committee will determine and approve the mix of LTI awards that will be granted to you and the aggregate target value of these awards. Your first eligibility for a full LTI award will be in February 2019. The final award size, award type, performance conditions and other terms of this award will be approved by the Compensation Committee in February 2019 at the same time the terms of these awards are established for other executives at the company. Your 2019 LTI award is currently estimated to have a $1,450,000 value.

5.
Health, Welfare and Retirement Benefits: For the remainder of calendar year 2018, you will continue to participate in the health, welfare and retirement plans in which you participate immediately prior to the Closing, subject to the terms and conditions of such plans. Effective as of January 1, 2019, you will be eligible to participate in Tenneco’s broad-based health and welfare and defined contribution retirement plans in a manner consistent with other Tenneco executives although you have indicated that you are going to waive participation in the defined contribution retirement plan. This letter will constitute an irrevocable waiver of your participation in the defined contribution plan and other qualified retirement plans of Tenneco and its affiliates in the future. Please refer to benefit plan documents for specific terms and eligibility. The company reserves the right to change these benefit programs and any of our other benefit programs. You will not be eligible to participate in any Tenneco nonqualified retirement plans, such as the Excess Benefit Plan and the SERP.

6.
Vacation and holiday paid time off: You will be entitled to a total of four weeks of paid vacation per year: two weeks in accordance with the provisions of the company’s vacation policy and two additional negotiated weeks. Your vacation accrual will thereafter increase only in accordance with the vacation schedule in the policy, taking into account your service with Federal-Mogul as of the Closing. In addition, the company is typically closed during the week between Christmas and New Year’s Day holidays. You will also be eligible for paid holidays and personal floating holidays in accordance with the company’s policies. When you leave employment with Tenneco, you will receive a payment for any vacation you have accrued and not used. Vacation is prorated to your date of employment and accrued on a monthly basis; provided, however, that you will retain any accrued but unpaid vacation that you have as of the Closing.

7.	Special Benefits.

a.
For the period commencing on your employment commencement date and ending on December 31, 2018, you will continue to receive an automobile allowance based on an annual amount of $32,000, prorated for the remainder of the 2018 year. You will not be entitled to this benefit after calendar year 2018.

b.
The company will make contributions to the German pension plan that covers you immediately prior to the Closing in an amount of up to €125,000 per annum. This contribution will typically be made in the first quarter of the year following the year to which such contribution relates (e.g., the contribution for 2018 typically will be made in the first quarter of 2019).

8.
Severance Through December 31, 2018: For the remainder of calendar year 2018, you will continue to be eligible to participate in the Federal-Mogul LLC Change in Control and Severance Plan (the “F-M CIC Severance Plan”) and the Federal-Mogul LLC Severance Plan for Salaried Employees (the “F-M Severance Plan”) in accordance with their terms; provided, however, that you hereby agree to waive all of your rights under and with respect to the F-M CIC Severance Plan and the F-M Severance Plan (and any other agreements with Federal-Mogul) to terminate employment for “good reason” or “constructive discharge” or “constructive termination” (or terms of similar import) and to receive payments and benefits thereunder after the Closing on account of any such termination. Your eligibility for severance payments and benefits after December 31, 2018 are described below.

9.
Change-In-Control (CIC) Protection: You will be eligible to participate in Tenneco’s Change-In-Control Severance Benefit Plan for Key Executives (the “CIC Plan”) effective as of January 1, 2019. Benefits under the CIC Plan are payable if you are discharged (either actually or constructively) within two years after a change-in-control that occurs after the effective date of your employment. The CIC Plan generally provides a lump-sum payment equal to two times base salary and targeted annual bonus in effect immediately prior to the change-in-control for Group II level participants. Continuing participation in certain insurance plans and outplacement services are also provided.

10.
Severance (not related to CIC): You will be eligible to participate in the Tenneco Automotive Operating Company Inc. Severance Benefit Plan (the “Severance Plan”) effective as of January 1, 2019. Benefits are payable under the Severance Plan if you are discharged by the company other than for Cause or if you terminate due to Constructive Termination (and, in any case, other than under circumstances which would entitle you to benefits under the CIC Plan). The Severance Plan generally provides a lump-sum payment equal to one times base salary and targeted annual bonus for the year in which the termination occurs for Group I participants, subject to your execution of a general release and such other documents as the company may reasonably request. The Severance Plan also provides a medical coverage subsidy in certain cases and outplacement benefits. “Cause” and “Constructive Termination” have the meanings specified in the Severance Plan.

11.
Stock Ownership Guidelines: Upon employment, you will be subject to Tenneco’s stock ownership guideline policy, requiring that you hold qualifying shares of Tenneco equal to three times base salary, to be attained by the first month of January following five years of employment.

12.
Insider Trading Policy: Upon employment, you will be subject to Tenneco’s Insider Trading Policy, which, among other things, limits the timing and types of transactions you may make with respect to Tenneco securities and related derivatives.

13.
Employment at Will: This offer does not constitute a contract of employment for any specific period of time, but will create an employment at-will relationship that may be terminated at any time by you or the company, with or without cause.

14.
Effect on Other Arrangements: The foregoing terms and conditions of employment supersede all prior agreements between you and Federal-Mogul Corporation, Federal-Mogul LLC and/or any of their affiliates, including your Employment Agreement dated April 1, 2012, as amended (the “Employment Agreement”), relating to the subject matter of this letter. In addition, in your new position and for periods after December 31, 2018, you will not be eligible to participate in (or receive benefits under) the F-M CIC Severance Plan or the F-M Severance Plan but instead you will be eligible to participate in Tenneco severance plans as described above. By accepting this offer, you hereby agree (a) that you hereby waive your participation in, and all of your rights under and with respect to, the F-M CIC Severance Plan and the F-M Severance Plan (including any rights to payments or benefits), effective for periods after December

31, 2018, (b) you hereby waive your rights under and with respect to the F-M CIC Severance Plan, the F-M Severance Plan and any other agreements with Federal-Mogul to terminate employment for “good reason” or “constructive discharge” or “constructive termination” (or terms of similar import) and to receive payments and benefits thereunder on account of any such termination (as described in Section 8), effective as of the Closing, (c) that this letter constitutes a termination of your participation in the F-M CIC Severance Plan and the F-M Severance Plan along with any other agreements with Federal-Mogul pertaining to your compensation and/or employment (other than specifically described herein), effective as of the Closing, and (d) that this letter constitutes a termination of the Employment Agreement effective as of the Closing. The foregoing waivers and termination will be effective as of the Closing except as expressly provided herein.

Your offer is contingent upon the verification of the information you have provided to the company, successful completion of employment paperwork and execution of the Tenneco Confidentiality Agreement (this will be part of your “on-boarding” process).

Two copies of this offer letter have been provided. Please sign the offer letter and return it to me as soon as possible. The second copy should be retained for your personal records.

Rainer, we look forward to you joining Tenneco and are excited for you to contribute and share in its future success. Please contact me to acknowledge your acceptance or with any other questions or concerns.

Sincerely,

/s/ Gregg A. Bolt

Gregg A. Bolt
Senior Vice President
Tenneco Automotive Operating Company Inc., a Tenneco company

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I have read, understand and accept this offer of employment effective as of the Closing. In particular, I understand and knowingly agree to the provisions of Section 14 hereof relating to my waiver of rights under and with respect to, and termination of participation in, benefit plans.

In addition, effective as of the Closing, I hereby make an irrevocable election to have no contributions made to the Tenneco 401(k) Retirement Savings Plan or any such other plan or arrangement sponsored by Tenneco and its affiliates that is tax-qualified under section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”, or as otherwise described in section 219(g)(5)(A) of the Code).

By: /s/ Rainer Jueckstock             Date: 10/03/2018

Print Name: Rainer Jueckstock